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                 September 14, 2023

       Philip Rodoni
       Chief Executive Officer
       Rubicon Technologies, Inc.
       335 Madison Avenue, 4th Floor
       New York, NY 10017

                                                        Re: Rubicon
Technologies, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 5,
2023
                                                            File No. 333-274348

       Dear Philip Rodoni:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal
       Branch Chief, at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Michael Blankenship,
Esq.